

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2022

Ge Xiaolei
Chief Financial Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082

>   **Re: Aluminum Corporation of China Limited**
>   **Form 20-F for the Fiscal Year ended December 31, 2021**
>   **Filed April 22, 2022**
>   **File No. 001-15264**

Dear Mr. Xiaolei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2021

Cover Page

1.   We note that you have disclosures beginning on page 17, under the heading "Our operations are affected by a number of risks relating to conducting business in the PRC," and continuing with related subjects on pages 18, 19, and 20, which appear to be partially responsive to some of the sample comments for China-Based Companies that were posted to our website in December 2021.

However, we have in this letter comments seeking the disclosure of additional information based on that guidance, and we believe that you should position or reposition all related disclosures prominently, without regard to the sectional headings utilized for the sample comments, in the forepart of the document.

In addition to the foregoing, the disclosures on pages 19 and 20, concerning your auditor being subject to the determinations announced by the PCAOB, and how the Holding Foreign Companies Accountable Act and related regulations may affect your company, as may impact the inspection interval for auditors and the amount of time before your securities may be prohibited from trading or delisted, should appear adjacent to the cover page or in advance of all other risk factor disclosures.

Key Information, page 1

Risk Factors, page 1

2. Provide disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China to make clear:

    •   How these risks could result in a material change in your operations and/or the value of your securities, or could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of your securities to significantly decline or become worthless.

    •   How recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3. Please summarize, for purposes of risk factor disclosure, each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, and state whether you or your subsidiaries are covered by permission requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC), or any other governmental agency that is required to approve your operations.

    Please also state, affirmatively, whether you have received all requisite permissions or approvals, indicate whether any permissions or approvals have been denied, and describe the consequences to you and your investors if you or your subsidiaries -

    •   do not receive or maintain such permissions or approvals,
    •   inadvertently conclude that such permissions or approvals are not required, or
    •   the applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

4. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight the following risks.

    •   The Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.

- Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

5. Please provide, for purposes of risk factor disclosure, a clear description of how cash is transferred through your organization, and address the following points regarding dividends and distributions, foreign exchange, and intercompany transfers.

    - Quantify any dividends and distributions that your subsidiaries have made to the parent company, indicate which entities made such transfers, and describe their tax consequences;
    - Quantify dividends or distributions made to U.S. investors, identify the source, and describe their tax consequences;
    - Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors;
    - Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and to U.S. investors.

6. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please add disclosure to explain how this oversight impacts your business, and to indicate the extent to which you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 19. Exhibits
96.1, page 141

7. We note that the Technical Report Summary for the Boffa mine does not appear to include all of the information required by Item 601(b)(96)(iii)(B) of Regulation S-K, such as the information prescribed by subparagraphs (2)(iv), (11)(i) (point of reference), (11)(iii) (price and cost), 12(vi), (13)(v), and (19)(iii). Please discuss these deficiencies with the qualified person and arrange to obtain and file a revised Technical Report Summary that includes all of the required information.

8. Tell us the reasons that the Boffa Mine resource and reserve estimates disclosed in your annual report do not agree with the corresponding estimates in the Technical Report Summary at Exhibit 96.1. For example, disclosures on pages 7 and 53 of the Exhibit indicate that you had 131.41 Mt of proven and probable reserves at December 31, 2021 (based on a May 2017 estimate of 153.08 Mt, less subsequent production), while disclosure on page 66 of your 20-F indicates that you had 111.69 Mt of proven and

probable reserves as of December 31, 2021. Additionally, disclosures on pages 7 and 49 of the Technical Report Summary indicate that you had 148.11 Mt of measured and indicated resources, and 1806.79 Mt of inferred resources, as of December 31, 2021, while disclosure on page 65 of your 20-F indicates that you had measured and indicated resources of 125.89 Mt and inferred resources of 1535.77 Mt as of that date.

Finally, we note that while similar quantifications of mineral resources appear in the tabulations on pages 6 and 7 of the Technical Report Summary, compared to the tabulations on pages 48 and 49 of the Resources Apart from Reserves section, the resource classifications associated with those estimates are not consistent.

Please discuss these matters with the qualified person and submit any disclosure revisions that are necessary to resolve the discrepancies between the annual report and the Exhibit, and between sections within the Exhibit. We expect that you will need to obtain and file a revised Technical Report Summary from the qualified person(s) to correct the errors in the tabulations on pages 6 and 7, or 48 and 49, also to the extent necessary to correct any errors giving rise to the other discrepancies referenced above.

9.   We note disclosures on pages 7, 53 and 54 of the Technical Report Summary indicating that proven and probable reserves were 131.41 Mt as of December 31, 2021 (based on a May 2017 estimate of 153.08 Mt less subsequent production), while disclosures on page 56 indicate that present reserves are correlated with mine production for 12 years.

However, the economic analyses presented on page 80 of the Exhibit appear to be based on 22 years of production, which suggests that bauxite tonnage utilized in establishing economic viability includes material that does not qualify as proven and probable reserves, i.e. material underlying assumed production during years 13 through 22.

Under Item 1300 of Regulation S-K, the term *mineral reserve* is defined as an estimate of tonnage and grade of indicated and measured mineral resources that can be the basis of an economically viable project, i.e. the economically mineable part of a measured or indicated mineral resource which would be the proven and probable reserves utilized in a feasibility study. Therefore, the economic analyses in the Technical Report Summary do not appear to correlate with your estimates of proven and probable reserves.

Please discuss these observations with the qualified persons and tell us how you propose to address these concerns. We expect that you will need to obtain and file a revised Technical Report Summary, having correlation between the reserve definitions, reserve estimates, and underlying assessments of economic viability.

10.   We note that some information listed under the heading "Dependence on Data Provided by Registrant" on page 103 of the Technical Report Summary does not clearly fall within the categories of information or aspects of modifying factors for which such reliance is permissible under Item 1302(f)(1) of Regulation S-K.

If more than one qualified person has been involved in preparing the Technical Report Summary, you and the technical persons will need to follow the requirements in Item 1302(a)(3), (b)(1)(i), (b)(4)(ii), and (b)(5) of Regulation S-K. If the qualified person has relied upon information and documentation from a third party specialist who is not a qualified person, the qualified person may not disclaim responsibility for such information as stated in Item 1302(b)(6)(ii) of Regulation S-K.

Please discuss these matters with the qualified person and submit any disclosure revisions that you propose to conform to these requirements. We expect that you will need to obtain and file a revised Technical Report Summary from the qualified person(s) that clarifies the nature and scope of reliance being placed on data provided by the company and how each item listed in this section aligns with the permissible categories referenced above.

The qualified person should ensure that reliance is limited to information within the permissible categories and that all disclosures prescribed by Item 1302(f)(2) of Regulation S-K are provided in this section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joe Klinko at 202-551-3824 or Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 if you have questions regarding mining engineering comments. Please contact Karl Hiller - Branch Chief at 202-551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation